Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Amended and Restated 2008 Equity Incentive Plan, the 2018 Equity Incentive Plan, and the 2018 Employee Stock Purchase Plan of Principia Biopharma Inc. of our report dated May 9, 2018 (except for the third paragraph of Note 13, as to which the date is August 17, 2018, and except for the third paragraph of Note 1 and the fourth paragraph of Note 13, as to which the date is September 4, 2018), with respect to the consolidated financial statements of Principia Biopharma Inc. included in the Registration Statement (Form S-1 No. 333-226922) and related Prospectus of Principia Biopharma Inc. filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Redwood City, California

September 14, 2018